Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2014	2013	2012	2011	2010

Earnings:
Loss from operations before provision for income taxes	$(7,895)	$(7,217)	$(34,049)	$(10,857)	$(17,591)
Interest charges	16,790	17,196	35,200	38,302	38,379
Interest factor in operating rents (1)	2,651	2,662	2,698	3,413	3,623

Total income	11,546	12,641	3,849	30,858	24,411

Fixed charges:
Interest charges	16,790	17,196	35,200	38,302	38,379
Interest factor in operating rents (1)	2,651	2,662	2,698	3,413	3,623

Total fixed charges	19,441	19,858	37,898	41,715	42,002

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	$(7,895)	$(7,217)	$(34,049)	$(10,857)	$(17,591)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.